Exhibit (i)

ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

July 7, 2011

ProShares Trust

7501 Wisconsin Avenue, Suite 1000

Bethesda, Maryland 20814

Ladies and Gentlemen:

We are furnishing this opinion in connection with the proposed offer and sale by ProShares Trust, a Delaware statutory trust (the “Trust”), of shares of beneficial interest of ProShares Hedge Replication ETF (collectively, the “Shares”), pursuant to post-effective amendment No. 43 on Form N-1A (the “Post-Effective Amendment”) under the Securities Act of 1933, as amended.

We are familiar with the actions taken by the Trustees of the Trust to authorize the issuance of the Shares. We have examined the Trust’s Certificate of Trust (as on file in the office of the Secretary of State of the State of Delaware), its Agreement and Declaration of Trust, as amended, its By-Laws and such other documents as we deemed necessary for the purposes of this opinion. We assume that upon sale of the Shares by the Trust the Trust will receive the net asset value thereof.

Based upon the foregoing, we are of the opinion that the Trust is authorized to issue an unlimited number of Shares, and that, when the Shares are issued and sold, they will be validly issued, fully paid and nonassessable by the Trust.

We consent to the filing of this opinion as an exhibit to the Post-Effective Amendment.

Very truly yours,

/s/ Ropes & Gray LLP
Ropes & Gray LLP